Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2900, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES Q1 GOLD PRODUCTION UP 23% OVER 2014;
2015 PRODUCTION GUIDANCE & DEVELOPMENT PLANS
AT ISLAND GOLD CONFIRMED

MONTREAL, Quebec, Canada, April 22, 2015 - Richmont Mines Inc. (TSX - NYSE MKT: RIC), (“Richmont” or the “Corporation”), announces first quarter 2015 (“Q1 2015”) gold production of 25,859 ounces, a 23% year over year increase, and gold sales of 24,791 ounces, a 21% increase over the prior year. The Corporation’s cash position at March 31, 2015 was approximately $70.7 million, as a result of a 21% increase in gold sales and a 4% increase in average realized price in Canadian dollars, compared to $67.5 million at February 11, 2015 following the successful closing of the bought deal financing announced in mid-January 2015.

Highlights:

  Q1 2015 gold production of 25,859 ounces and gold sales of 24,791 ounces, increases of 23% and 21%, respectively, from prior year levels;

  First quarter average realized gold price in CAN$ of $1,496 per ounce in 2015, up 4% over the same period in 2014;

  2015 annual gold production guidance of 78,000 - 88,000 ounces confirmed;

  Accelerated development at Island Gold Mine progressing on plan: the main access ramp extended to a depth of 675 metres, the exploration/definition drift to a length of 290 metres and the secondary eastern ramp to a depth of 470 metres;

  Mining and milling studies initiated at Island Gold Mine, with first update expected in Q3 2015;

  Cash balance of approximately $70.7 million at March 31, 2015, compared to $67.5 million at February11, 2015 subsequent to the closing of the bought deal financing announced in January 2015, and $35.3 million at year-end 2014.

Renaud Adams, President and CEO of Richmont Mines, commented: “I am very pleased with our results this quarter. On a consolidated basis, our operations performed well with total gold production and sales both returning superior results. Our Quebec operations had an excellent three months, with Beaufor and Monique delivering significant gold production increases over last year. We continued to ramp up production at Island Gold during the first quarter in accordance with our 2015 plans, while also building up inventory at the mine site. Additionally, we began implementing our infrastructure upgrade plan, which had a minor impact on the mine’s operational performance during the first two months of the quarter. This was offset by a very strong March for Island Gold, during which the mine generated an average of 860 tonnes per day, which in turn led to the establishment of a 6,700 tonne ore stockpile on surface at the end of the quarter. I believe that the progress achieved in our March performance is a beacon of things to come at Island Gold, as we have only just begun to implement the strategic infrastructure and operational improvements that we believe will translate into game-changing long-term growth at Island Gold.”

RICHMONT MINES Q1 GOLD PRODUCTION UP 23% OVER 2014; 2015 PRODUCTION GUIDANCE & DEVELOPMENT PLANS AT ISLAND GOLD CONFIRMED
April 22, 2015

	Three months ended
	March 31	March 31%
	2015	2014	Change

Gold ounces produced
Island Gold Mine	10,764	11,139	- 3%
Beaufor Mine	7,963	4,401	+ 81%
Monique Mine	7,132	3,755	+ 90%
W Zone	-	1,707	-
Total gold ounces produced	25,859	21,002	+ 23%

Gold ounces sold
Island Gold Mine	8,923	10,259	- 13%
Beaufor Mine	8,831	4,302	+ 105%
Monique Mine	7,037	4,251	+ 66%
W Zone	-	1,600	-
Total gold ounces sold	24,791	20,412	+ 21%

Avg. realized gold price (US$/oz)	1,205	1,306	- 8%
Avg. realized gold price (CAN$/oz)	1,496	1,441	+ 4%

The Island Gold Mine produced 10,764 ounces in the first quarter of 2015, a 3% decrease from the same period in the prior year. Results in the quarter were characterized by a continued gain in momentum which saw strong operational performance in March, during which the mine produced an average of 860 tpd of ore. This robust execution resulted in establishing a surface stockpile of approximately 6,700 tonnes of ore as at March 31, and mitigated slower production results in the first two months of the quarter as planned underground infrastructure work was initiated while building short term inventory. Quarterly results also benefited from an improved mined grade that was attributable to the selective mining of higher-grade material from the Goudreau Zone, and the addition of good grade ore development material from the new resources located below a depth of 400 metres. The Corporation will continue infrastructure upgrades through 2015 as part of its strategic accelerated development plans currently in progress at the mine to both expedite access to the deeper higher grade quality resource base, and to prepare and position the mine for considerable future growth. Development work at the Island Gold Mine advanced well during the first three months of 2015. As at March 31, the main ramp had been extended to a depth of 675 metres, the eastern secondary ramp to a depth of 470 metres, and the exploration/definition drift on the 620 metre level of the mine had been lengthened by approximately 140 linear metres during the first quarter, bringing it to a total length of 290 metres.

RICHMONT MINES Q1 GOLD PRODUCTION UP 23% OVER 2014; 2015 PRODUCTION GUIDANCE & DEVELOPMENT PLANS AT ISLAND GOLD CONFIRMED
April 22, 2015

The Beaufor Mine produced 7,963 ounces of gold in the first quarter, including 1,624 ounces from the milling of slag accumulated at the Camflo Mill. This production was a significant 81% increase over the 4,401 ounces produced in the prior year period, with the improvement reflecting planned mine sequencing and the development work completed at the end of 2014. Production levels similarly benefited from the more selective mining approach implemented by the Corporation in 2014 and that production during the quarter was primarily from the higher-grade M Zone. The Corporation is developing an additional level in this zone which is expected to extend mining in this area through the end of 2015. As such, Richmont will complete additional assessments of the deeper Q Zone prior to confirming plans to advance with development of this zone in the future. The Q Zone is approximately 50 vertical metres below the existing underground workings of the Beaufor Mine, and as such, only limited future development would be required in the event the Corporation decides to proceed. Mining in the closer to surface 350 Zone via room and pillar began in the current quarter, and ore from this area accounted for approximately 19% of total tonnage during the three month period.

Gold production from the Monique Mine totalled 7,132 ounces in the first quarter, compared to 3,755 ounces in the same period last year. Production benefited from the Corporation’s strategy to prioritize higher grade material for immediate milling, from the high, mid and lower grade material that has been stockpiled for processing later in 2015. Milling of the higher grade ore will be completed in April, after which the mid-grade material will be processed. At the end of the first quarter of 2015, the Monique ore stockpile totalled approximately 140,000 tonnes at an average estimated grade of 1.48 g/t Au. Mining of the open pit was completed at the end of January, and the Corporation will process the stockpile from this operation at the Camflo Mill through to September 2015.

Richmont will release full financial results for the first quarter of 2015 before markets open on Thursday, May 7, 2015. The Corporation will hold a conference call at 1:30 pm (EST) to discuss results, accessible by dialing 1 888 241-0394 (North America toll free), or 647 427-3413 (local and International). A replay of this conference will be available for 30 days, and can be accessed by dialing 1 855 859-2056 (North America toll free) or 404 537-3406 (local and International), and entering conference ID # 30311455.

Richmont Mines will hold its Annual General Meeting of shareholders beginning at 9:00 am EST on Thursday, May 7, 2015 in the Gallery Salon at the OMNI Hotel in Montreal, which is located at 1050 Sherbrooke St. West.

About Richmont Mines Inc.
Richmont Mines has produced over 1.5 million ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production. The Corporation currently produces gold from the Island Gold Mine in Ontario, and the Beaufor and Monique Mines in Quebec. The Corporation is also advancing development of the extension at depth of the Island Gold Mine in Ontario. With over 23 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

RICHMONT MINES Q1 GOLD PRODUCTION UP 23% OVER 2014; 2015 PRODUCTION GUIDANCE & DEVELOPMENT PLANS AT ISLAND GOLD CONFIRMED
April 22, 2015

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States dollar exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines’ Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release, and the Corporation undertakes no obligation to publicly update such forward-looking information to reflect new information, subsequent events or otherwise, unless required by applicable securities laws.

National Instrument 43-101 (“NI 43-101”)
The geological data in this news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by NI 43-101.

For more information, please contact:

Jennifer Aitken, MBA, Investor Relations Manager	Steve Burleton, Vice-President, Business Development
RICHMONT MINES INC.	RICHMONT MINES INC.
E-mail: jaitken@richmont-mines.com	E-mail: sburleton@richmont-mines.com
Phone: 514 397-1410

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Website: www.richmont-mines.com
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